November 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs Katherine Wray Stephen Krikorian Laura Veator

Re:	Square, Inc.
Registration Statement on Form S-1
File No. 333-207411

Acceleration Request
	Requested Date:	November 18, 2015
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Square, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-207411) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Calise Y. Cheng at (650) 565-3890.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

SQUARE, INC.

/s/ Dana R. Wagner
Dana R. Wagner
General Counsel

cc:	Sarah Friar, Square, Inc.
Sydney B. Schaub, Square, Inc.
Tait O. Svenson, Square, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Calise Y. Cheng, Wilson Sonsini Goodrich & Rosati, P.C.

David C. Karp, Wachtell, Lipton, Rosen & Katz

Ronald C. Chen, Wachtell, Lipton, Rosen & Katz

Gordon Moodie, Wachtell, Lipton, Rosen & Katz

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP

Daniel N. Webb, Simpson Thacher & Bartlett LLP

November 16, 2015

Goldman, Sachs & Co.

200 West Street

New York, New York 10282-2198

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Katherine Wray
Stephen Krikorian
Laura Veator

Re:	Square, Inc.
Registration Statement on Form S-1 (Form No. 333-207411)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several prospective underwriters, wish to advise that between November 6, 2015 and the date hereof, approximately 3,680 copies of the Preliminary Prospectus, dated November 6, 2015, were distributed to prospective underwriters, institutional investors, prospective dealers and others.

The undersigneds, as representatives of the several prospective underwriters, have and will, and each underwriter and dealer has advised the undersigneds that it has and, will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on November 18, 2015 or at such later time as Square, Inc. or its counsel may orally request via telephone call to the staff of the Division of Corporate Finance of the Securities and Exchange Commission.

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Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC
As representatives of the prospective underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC
As representatives of the prospective underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kris Caldwell
Name:	Kris Caldwell
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC
As representatives of the prospective underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Name:	Alice Takhtajan
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]